FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September 2008
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated September 4, 2008 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: September 4, 2008

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Suspends Work on Nano Plant in Singur

Kolkata, September 2, 2008: Tata Motors Ltd. has been constrained to suspend the construction and commissioning work at the Nano Plant in Singur in view of continued confrontation and agitation at the site. This decision was taken in order to ensure the safety of its employees and contract labour, who have continued to be violently obstructed from reporting to work. The company has assessed the prevailing situation in Singur, after five continuous days of cancellation of work, and believes that there is no change in the volatile situation around the plant. The project's auto ancillary partners, who had commenced work at their respective plants in Singur, were also constrained to suspend work in line with Tata Motors' decision.

In view of the current situation, the company is evaluating alternate options for manufacturing the Nano car at other company facilities and a detailed plan to relocate the plant and machinery to an alternate site is under preparation. To minimize the impact this may have on the recently recruited and trained people from West Bengal, the Company is exploring the possibility of absorbing them at its other plant locations.

Construction of the plant has faced challenges at various points of time. There has however been a significant decline in the attendance of their staff and contractual labour since August 24, 2008. Some of the international consultants working on the plant have returned home and the construction work in the plant has been stalled since August 28, 2008. In fact, the existing environment of obstruction, intimidation and confrontation has begun to impact the ability of the company to convince several of its experienced managers to relocate and work in the plant. Further, several persons engaged in the construction and commissioning work who had taken accommodation at Singur and nearby areas have since vacated and have gone away due to intimidation and fear.

Construction of the Nano project comprising of the Nano manufacturing facilities and the vendor park, a normal feature in modern world-class auto plants, commenced in January 2007. The work on the construction and commissioning of the plant had been nearing completion in line with planned schedules. During construction, this project employed about 4000 employees at its peak including several hundred young residents from and around the region.

As a part of its commitment to enhance the employability of its people, Tata Motors has trained over 762 ITIs and other apprentices from the region and the state. They have undergone retraining at the Tata Motors facilities in Jamshedpur and Pune. Tata Motors' efforts to offer medical care in and around the region, which had handled over 17,000 medical cases, have been forcefully stopped by violent agitators. As part of the proposed integrated auto cluster in Singur, about 60 key auto ancillary suppliers to the Nano have taken possession of land in the integrated complex and have invested about Rs.500 crores towards construction of their plants and procurement of their equipment and machinery.

Commenting on the situation, a Tata Motors spokesperson said, "The situation around the Nano plant continues to be hostile and intimidating. There is no way this plant could operate efficiently unless the environment became congenial and supportive of the project. We came to West Bengal hoping we could add value, prosperity and create job opportunities in the communities in the State."

About Tata Motors.

Tata Motors is India's largest automobile company, with revenues of US$ 8.8 billion in 2007-08. With over 4 million Tata vehicles plying in India, it is the leader in commercial vehicles and among the top three in passenger vehicles. It is also the world's fourth largest truck manufacturer and the second largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. Through subsidiaries and associate companies, Tata Motors has operations in South Korea, Thailand and Spain. It also has a strategic alliance with Fiat. (www.tatamotors.com )

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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